================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              --------------------

                                  SCHEDULE 13G
                                  ------------


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)
                               -----------------





                                    JPE, Inc.
                                (Name of Issuer)
                                ----------------


                                  Common Stock
                         (Title of Class of Securities)
                         ------------------------------


                                   466230 10 9
                                 (CUSIP Number)
                                 --------------

1)   NAME OF REPORTING PERSON           John Psarouthakis
     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON


2)   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (See Instructions)
     (a)  N/A
     (b)  N/A

3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF
     ORGANIZATION                       U.S.


     NUMBER OF      5)  SOLE VOTING POWER         2,163,981 Common Shares*
     SHARES
     BENEFICIALLY   6)  SHARED VOTING POWER       -0-
     OWNED
     BY EACH        7)  SOLE DISPOSITIVE POWER    723,862 Common Shares
     REPORTING
     PERSON WITH    8)  SHARED DISPOSITIVE POWER  -0-


9)   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON     2,163,981 Common Shares*


10)  CHECK IF THE AGGREGATE AMOUNT IN
     ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                 N/A


11)  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW 9                 47.2%


12)  TYPE OF REPORTING PERSON
     (See Instructions)                 IN



*Consists of (a) 723,862 shares owned by a trust of which Dr. Psarouthakis is trustee and a beneficiary, (b) 30,000 shares owned by a charitable foundation of which Dr. Psarouthakis is a director and officer, (c) 37,500 shares subject to stock options exercisable within 60 days of December 31, 1996, and (d) 1,372,619 shares owned or subject to stock options exercisable within 60 days of December 31, 1996 by persons who have granted Dr. Psarouthakis the power to vote their shares until various dates in 2007.

1)   NAME OF REPORTING PERSON           John Psarouthakis Trust
     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON


2)   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (See Instructions)

     (a)  N/A
     (b)  N/A


3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     John Psarouthakis is a citizen of the United States. The John Psarouthakis Trust Agreement states that it will be governed by the laws of the State of Michigan.


     NUMBER OF      5)  SOLE VOTING POWER         -0-**
     SHARES
     BENEFICIALLY   6)  SHARED VOTING POWER       -0-
     OWNED
     BY EACH        7)  SOLE DISPOSITIVE POWER    723,863 Common Shares**
     REPORTING
     PERSON WITH    8)  SHARED DISPOSITIVE POWER  -0-


9)   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON     -0-**


10)  CHECK IF THE AGGREGATE AMOUNT IN
     ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                 N/A


11)  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW 9                 15.8%


12)  TYPE OF REPORTING PERSON
     (See Instructions)                 00 - Trust



**John Psarouthakis, the beneficiary and trustee of the John Psarouthakis Trust, has reported that he beneficially owns, and has sole voting and sole dispositive power of, the 723,862 shares of Common Stock held by the Trust.

 Item 1   (a)      Name of Issuer:

                   JPE, Inc.

          (b)      Address of Issuer's Principal Executive Offices:

                   900 Victors Way, Suite 140
                   Ann Arbor, Michigan 48108


Item 2    (a)      Name of Person Filing:

                   John Psarouthakis

          (b)      Address of Principal Business Office or, if none, Residence:

                   900 Victors Way, Suite 140
                   Ann Arbor, Michigan 48108

          (c)      Citizenship:

                   U.S.

          (d)      Title of Class of Securities:

                   Common Stock

          (e)      CUSIP Number:

                   466230 10 9


Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                   N/A

Item 4    Ownership

          (a)      Amount Beneficially Owned:

                    2,163,981 Common Shares, consisting of (a) 723,862 shares owned by a trust of which Dr. Psarouthakis is trustee and a beneficiary, (b) 30,000 shares owned by a charitable foundation of which Dr. Psarouthakis is a director and officer, (c) 37,500 shares subject to stock options exercisable  within 60 days of December  31,  1996,  and (d)
                    1,372,619 shares owned or subject to stock options exercisable within 60 days of December 31, 1996 by persons who have granted Dr. Psarouthakis the power to vote their shares until various dates in 2007.

          (b)      Percent of Class:

                   47.2%

          (c)      Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote:

                         2,163,981 Common Shares

                   (ii)  shared power to vote or to direct the vote:

                         None

                   (iii) sole power to dispose or to direct the disposition
                         of:

                         723,862

                   (iv) shared power to dispose or to direct the disposition of:

                         None


Item 5    Ownership of Five Percent or Less of a Class:

          N/A


Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         N/A


Item 8   Identification and Classification of Members of the Group:

         N/A


Item 9   Notice of Dissolution of Group:

         N/A


Item 10  Certification:

         N/A



Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 3, 1997 /s/ John Psarouthakis


                                        John Psarouthakis
                                        Chairman of the Board, Chief Executive
                                        Officer and Director


                                        /s/ John Psarouthakis

                                        John Psarouthakis, as Trustee of the
                                        John Psarouthakis Trust

                                  Exhibit Index
                                  -------------

                                                              Exhibit No.
                                                              -----------

Agreement of Joint Filing of Schedule 13G between                  A
John Psarouthakis and the John Psarouthakis Trust

                                    EXHIBIT A


Each of John Psarouthakis and the John Psarouthakis  Trust hereby agree that the
Schedule 13G to which this Exhibit is attached is being filed on behalf of each of them.




                                        /s/ John Psarouthakis

                                        John Psarouthakis, individually



                                        THE JOHN PSAROUTHAKIS TRUST

                                        /s/ John Psarouthakis

                                        John Psarouthakis, as Trustee


Dated:  February 3, 1997